# Nasdaq Regulation



**Eun Ah Choi**
**Vice President**
Listing Qualifications

*By Electronic Mail*

August 4, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 4, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Roth CH Acquisition IV Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Common Stock, $0.0001 par value**

**Warrants**

**Units**

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*